Exhibit 99.1

FOR IMMEDIATE RELEASE: October 14, 2014                                                                                                                                                                                                                           PR 14-15

Atna Provides Update on Pinson and Success of Long-Hole Mining

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to advise that, following the restart of mining and production in June, it has successfully completed the first long-hole mining test at its Pinson Mine in Humboldt County, Nevada. Approximately 1,745 tons (1,586 tonnes) of ore grading 0.451 ounces per ton (12.7 g/t) gold was produced from the 30 foot high (10 meter) test stope. Estimated average cash costs per payable ounces produced in the month of September was approximately US$760 net of royalties and offsite costs. On the basis of this success, planning is underway to significantly increase production rates starting later this year and continuing into 2015.

Average productivity per shift from the long-hole, once developed was approximately 250 tons (225 tonnes) per shift, including the drill and blast cycle. Excellent wall rock integrity in the first long-hole slot cut resulted in little over-break into the barren wall rock adjacent to the cut. Average dilution in the cut was approximately 18 percent, the bulk of which was removed by surface screening, at minimal cost prior to ore shipment.

Production at Pinson for the third quarter, including test stoping, totaled 4,755 tons (4,340 tonnes) of ore at a grade of 0.373 ounce per ton (10.5 g/t) containing 1,766 ounces of gold. This was produced by a single crew operating 10 hours per day, four days per week. A total of 3,213 tons (2,920 tonnes) of ore containing 1,162 ounces were shipped to Newmont’s Twin Creek’s plant for processing.

“Our success with the long-hole test stope is a game changer for Pinson. This mining method results in higher productivity and lower operating cost than we experienced in prior mining operations at Pinson when we utilized only an underhand cut and fill method. In addition, level development costs are significantly reduced with this mining method when compared to the underhand cut and fill method. The low production costs experienced in September, which included the benefit of long-hole mining productivity, are indicative of the potential for Pinson to produce positive cash flow in today’s gold market conditions,” states James Hesketh, President & CEO.

For additional information on Atna Resources and the Pinson mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Corporate Secretary and Investor Relations - toll free (877) 692-8182

www.atna.com